DISC GRAPHICS, INC.
                                10 Gilpin Avenue
                            Hauppauge, New York 11788



                                   August 15, 1997


Dear Holder of Class A Redeemable Common Stock Purchase Warrants:

     As a holder of Class A Redeemable Common Stock Purchase Warrants (the "Class A Warrants") of Disc Graphics, Inc. (the "Company"), you should have received information regarding the offer by the Company to exchange all of the outstanding Class A Warrants for common stock of the Company, par value $.01 per share ("Common Stock") at the rate of one share of Common Stock for each eight and one-half Class A Warrants tendered. The Exchange Offer expires on August 22, 1997 at 4:00 p.m. New York City time, unless extended.

     The Company does not intend to offer to exchange its Class A Warrants other than pursuant to the Exchange Offer.

     Any inquiries you may have with respect to the Exchange Offer should be addressed to American Stock Transfer & Trust Company who is acting as Redemption Agent, at 40 Wall Street, 46th Floor, New York, New York 10005, Attention:
Reorganization Department, telephone (718) 921-8200.

                                   Sincerely,

                                   DISC GRAPHICS, INC.